UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 27, 2004**

Pointe Financial Corporation

(Exact name of registrant as specified in its charter)

Florida	**0-24433**	**65-0451402**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

21845 Powerline Road, Boca Raton, Florida 33433
(Address of Principal Executive Office) (Zip Code)

(561) 368-6300
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On October 27, 2004, The South Financial Group, Inc. ("TSFG"), and Pointe Financial Corporation ("PFC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), under which PFC will merge with and into TSFG, with TSFG surviving the merger. Under the terms of the Merger Agreement, which has been unanimously approved by the Boards of Directors of both TSFG and PFC, TSFG will issue a fixed consideration of 2,554,022 shares of TSFG common stock and $24,493,075 in cash. Holders of PFC common stock shall have the right to elect to receive cash, TSFG common stock, or a mixture of cash and TSFG common stock. Without giving effect to any elections, this equates to $9.50 cash and 0.9906 shares of TSFG common stock for each fully-diluted share of PFC common stock.

The transaction is subject to customary closing conditions, including receipt of regulatory approvals and the approval of PFC's stockholders. A copy of the Merger Agreement and the press release announcing the merger are attached hereto as Exhibit 2.1 and Exhibit 99.1 respectively, and the above summary is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.

Notice to Investors

This communication is not a solicitation of a proxy from any security holder of PFC. TSFG intends to file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") in connection with the merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders' meeting of PFC at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about TSFG, PFC, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger will be available when filed free of charge at the SEC's web site, www.sec.gov. In addition, all documents filed with the SEC by TSFG in connection with the merger will be made available to investors free of charge by writing to: Marsha L. Smunt, Director of Investor Relations, The South Financial Group, 104 South Main Street, Greenville, South Carolina 29601. All documents filed with the SEC by PFC in connection with the merger will be made available to investors free of charge by writing to: R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer, Pointe Financial Corporation, 21845 Powerline Road, Boca Raton, Florida 33433.

PFC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PFC in connection with their action on the Merger Agreement. Information about the directors and executive officers of PFC and their ownership of PFC common stock is set forth in the proxy statement, dated March 9, 2004, for PFC's 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Item 2.02   Results of Operations and Financial Condition.

On October 28, 2004, PFC announced preliminary financial results for the quarter ended September 30, 2004. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01   Financial Statements and Exhibits.

(a)   <u>Exhibits</u>.

Exhibit No.	**Exhibit**
2.1	Agreement and Plan of Merger, dated as of October 27, 2004, by and between The South Financial Group, Inc. and Pointe Financial Corporation
99.1	Press Release dated October 27, 2004
99.2	Press Release dated October 28, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POINTE FINANCIAL CORPORATION

Date: October 29, 2004

By: /s/ BRADLEY R. MEREDITH

Bradley R. Meredith
Chief Financial Officer
(Principal Financial and Accounting Officer)

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INDEX TO EXHIBITS

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of October 27, 2004, by and between The South Financial Group, Inc. and Pointe Financial Corporation
99.1	Press Release dated October 27, 2004
99.2	Press Release dated October 28, 2004

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

between

THE SOUTH FINANCIAL GROUP, INC.

and

POINTE FINANCIAL CORPORATION

Dated as of October 27, 2004

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 27, 2004, between The South Financial Group, Inc., a South Carolina corporation ("TSFG") and Pointe Financial Corporation, a Florida corporation ("PFC").

Recitals

The Boards of Directors of TSFG and PFC have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which PFC will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into TSFG.

The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

Agreement

In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

1.1   Definitions. The following terms shall have the indicated definitions.

Acquisition Proposal. Any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving PFC or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, PFC, other than the transaction contemplated by this Agreement.

Articles of Merger. The articles of merger complying with the FBCA and the SCBCA reflecting the merger of PFC with and into TSFG.

BHC Act. The Bank Holding Company Act of 1956, as amended.

DPC Shares. Shares of PFC Common Stock held by PFC, TSFG or any of TSFG's Subsidiaries in respect of a debt previously contracted.

Environmental Laws. Any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials. The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. §9601, et seq; the Clean Air Act, as amended, 42 U.S.C. §7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. §11001, et seq; the Safe Drinking Water Act, 42 U.S.C. §300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Materials.

ERISA. The Employee Retirement Income Security Act of 1974, as amended.

Exchange Act. The Securities Exchange Act of 1934, as amended.

Exchange Agent. Registrar & Transfer Company or the successor stock transfer agent of TSFG, which shall be responsible for the exchange of the Merger Consideration for the PFC Common Stock.

FBCA. The Florida Business Corporation Act, as amended.

FDIC. The Federal Deposit Insurance Corporation.

Fair Market Value. The average of the last reported sale price per share of the TSFG Common Stock as reported on the NASDAQ/NMS, or such other national securities exchange on which the TSFG Common Stock is then traded if not then reported on the NASDAQ/NMS (as reported in the *Wall Street Journal* or another mutually agreeable authoritative source) for the ten consecutive trading days immediately prior to the fifth business day prior to the Effective Time.

Federal Reserve Board. The Board of Governors of the Federal Reserve System.

Federal Reserve Consent. The consent of the Federal Reserve Board necessary to consummation of the Merger.

GAAP. Accounting principles generally accepted in the United States consistently applied during the periods involved.

Governmental Entity. Any court, administrative agency or commission or other governmental authority or instrumentality.

Hazardous Materials. Any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or any other regulated substances or materials regulated under Environmental Laws, which is or could be detrimental to human health, safety or the environment.

IRS. The Internal Revenue Service.

knowledge. With respect to PFC or TSFG, as the case may be, the actual knowledge of any of the executive officers of such entity.

Loan Property. Any property in which PFC holds a security interest (directly or indirectly through a participation), and, where required by the context, such term means the owner or operator of such property.

Material Adverse Effect. With respect to TSFG or PFC, as the case may be, a condition, event, change or occurrence that has a material adverse effect on the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, or the ability of the parties to consummate the transactions contemplated hereby, in ease case other than any such effect attributable to or resulting from (t) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by a Governmental Entity, (u) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (v) any action or omission of the parties taken with the prior written consent of the other parties hereto, (w) any events, conditions or trends in business or financial conditions affecting the banking industry, (x) any change or development in financial or securities markets or the economy in general, including changes in interest rates, or (y) the announcement or execution of this Agreement, including the consummation of the transactions contemplated hereby.

Mercantile Bank. Mercantile Bank, a state-chartered, non-member bank and wholly owned subsidiary of TSFG.

Merger Consideration. The Total Stock Amount and the Total Cash Amount to be issued by TSFG upon conversion of the PFC Common Stock as provided herein.

PFC Common Stock. The common stock, par value $0.01 per share, of PFC.

*PFC Option Plans. Collectively, the 1994 Non-Statutory Stock Option Plan and t*he 1998 Incentive Compensation and Stock Award Plan, as referenced in PFC's SEC filings.

PFC Stock Certificate. A certificate, which previous to the Merger represented any shares of PFC Common Stock.

Pointe Bank. Pointe Bank, a state-chartered, member bank and wholly-owned subsidiary of PFC.

Regulatory Agencies. The Federal Reserve Board, the FDIC, any applicable state banking commissions or any other state bank regulatory authority and any applicable self-regulatory organization with jurisdiction over the parties hereto or transactions contemplated herein.

Rights. Subscriptions, options, warrants, calls, commitments or agreements of any character to purchase capital stock.

SCBCA. The South Carolina Business Corporation Act, as amended.

SEC. The Securities and Exchange Commission.

Subsidiary. The word "Subsidiary" (1) when used with respect to PFC shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes, and (2) when used with respect to TSFG shall mean each Subsidiary of TSFG that is a "Significant Subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.

Superior Proposal. With respect to PFC, any written Acquisition Proposal made by a person other than TSFG which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving PFC, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of PFC, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of PFC Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is on terms which the Board of Directors of PFC in good faith concludes (after consultation with its financial advisors and outside counsel) would, if consummated, result in a transaction that (a) is more favorable to its stockholders from a financial point of view, than the transactions contemplated by this Agreement (b) is reasonably capable of being completed, and (c) that if not accepted by PFC's Board of Directors, would result in a breach of the fiduciary duties of the PFC Board of Directors.

Surviving Corporation. The surviving corporation to the Merger, which shall be TSFG.

Taxes. Taxes shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.

Tax Return. Any return, report, information return or other document (including any related or supporting information) with respect to Taxes.

Trust Account Shares. Shares of PFC Common Stock or TSFG Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity by PFC, TSFG or their respective subsidiaries for the benefit of third parties.

TSFG Common Stock. The common stock, par value $1.00 per share, of TSFG.

1.2   <u>Terms Defined Elsewhere</u>. The capitalized terms set forth below are defined in the following sections:

"Agreement"	Preamble
"Benefit Agreements"	Section 7.8(c)
"Closing"	Section 10.1
"Closing Date"	Section 10.1
"Code"	Section 2.3
"Effective Time"	Section 2.2
"Employment Agreements"	Section 7.8(a)
"EP Agreement"	Section 7.8(c)
"ERISA Affiliate"	Section 4.13(a)
"Exchange Fund"	Section 2.9
"Injunction"	Section 8.1(e)
"KBW"	Section 4.9
"Loans"	Section 4.21(a)
"Maximum Amount"	Section 7.9
"Merger"	Recitals
"NASDAQ/NMS"	Section 2.5(a)
"Plans"	Section 4.13(a)
"PFC"	Preamble
"PFC Contract"	Section 4.16(a)
"PFC Director"	Section 7.12
"PFC Disclosure Schedule"	Section 3.1

"PFC Financial Statements"	Section 4.8
"PFC Reports"	Section 4.6
"Proxy Statement/Prospectus"	Section 4.4
"Regulatory Agreement"	Section 4.17
"Representatives"	Section 7.3(a)
"Requisite Regulatory Approvals"	Section 8.1(c)
"S-4"	Section 4.14
"Securities Act"	Section 2.12(b)
State Banking Approvals	Section 4.4
"TSFG"	Preamble
"TSFG's Counsel"	Section 8.2(d)
"TSFG Disclosure Schedule"	Section 3.1
"TSFG Financial Statements"	Section 5.7
"TSFG Preferred Stock"	Section 5.2
"TSFG Reports"	Section 5.5
"Termination Fee Amount"	Section 9.2(b)
"Transmittal Material"	Section 2.5(b)

1.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date of this Agreement. No provision of this Agreement shall be construed to require PFC, TSFG or any of their respective affiliates to take any action that would violate any applicable law (including common law), rule or regulation.

ARTICLE II
PLAN OF MERGER

2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the FBCA and SCBCA, at the Effective Time, PFC shall merge with and into TSFG. TSFG shall be the Surviving Corporation, and shall continue its corporate existence under the laws of the State of South Carolina. The name of the Surviving Corporation shall continue to be "The South Financial Group, Inc." Upon consummation of the Merger, the separate corporate existence of PFC shall terminate.

2.2 Effective Time and Effects of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the Articles of Merger shall be duly prepared, executed and delivered for filing with the Secretaries of State of the State of Florida and the State of South Carolina. The Merger shall occur no later than five business days following the latest to be received of (i) the Requisite Regulatory Approvals from applicable federal and state bank regulatory authorities and expiration of applicable statutory waiting periods as a result thereof and (ii) PFC stockholder approval of this Agreement (collectively, the "PFC Approvals"); but in no event earlier than April 1, 2004 (the "Effective Time"). The date which is the latest to occur of (i) or (ii) above shall be the "PFC Approval Date." At and after the Effective Time, the Merger shall have the effects set forth in the FBCA and SCBCA.

2.3 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

2.4   Conversion of PFC Common Stock.

(a)   At the Effective Time, subject to Section 2.10(e), each share of PFC Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of PFC Common Stock held directly or indirectly by PFC, TSFG or any of TSFG's Subsidiaries (except for Trust Account Shares and DPC Shares)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 2.5, either (i) a number of shares of TSFG common stock equal to the Per Share Stock Consideration or (ii) cash in an amount equal to the Per Share Consideration (the "Per Share Cash Consideration".

For purposes of Section 2.4(a), 2.5 and otherwise in this Agreement:

Aggregate Consideration means the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

Cash Percentage means the quotient, rounded to the nearest thousandth, obtained by dividing (A) the quotient obtained by dividing the Total Cash Amount by the Per Share Consideration, by (B) the total number of shares of PFC Common Stock outstanding as of the close of business on the Determination Date.

Common Stock Deemed Outstanding means the sum of (x) the total number of shares of PFC Common Stock outstanding as of the close of business on the Determination Date and (y) the Total Outstanding Options.

Final TSFG Stock Price means the average of the closing sale prices of TSFG Common Stock as reported on the Nasdaq Stock Market's National Market (the "NASDAQ/NMS"), or such other national securities exchange on which the TSEG Common Stock is then traded if not then reported on the NASDAQ/NMS, during the Valuation Period.

 Per Share Stock Consideration means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the Final TSFG Stock Price.

Per Share Consideration means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the Common Stock Deemed Outstanding.

Stock Percentage means the amount equal to one (1) minus the Cash Percentage.

Total Stock Consideration means the product obtained by multiplying (x) the Total Stock Amount and (y) the Final TSFG Stock Price.

Total Cash Amount means an amount equal to $24,493,075.

Total Outstanding Options means the number of shares of PFC Common Stock issuable upon exercise of all options granted by the Company to purchase shares of PFC Common Stock pursuant to the PFC Option Plan and outstanding as of the close of business on the Determination Date.

Total Stock Amount means 2,554,022 shares.

Valuation Period means the ten consecutive trading days during which the shares of TSFG Common Stock are traded on the NASDAQ/NMS ending on the third calendar day immediately prior to the Effective Time (such day, the "Determination Date").

(b)   All of the shares of PFC Common Stock converted into the Per Share Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of PFC Stock Certificates shall thereafter cease to have any rights with respect to such securities, except the right to receive for each share (i) the Per Share Consideration, (ii) any dividends and other distributions in accordance with Section 2.10(b) hereof, and (iii) any cash in lieu of fractional shares pursuant to Section 2.10(e).

(c)   If, between the date hereof and the Effective Time, (i) the shares of TSFG Common Stock shall be changed (or TSFG establishes a record date for changing such shares which is prior to the Effective Time) into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, (ii) a stock dividend shall be declared (or TSFG establishes a record date for such dividend which is prior to the Effective Time) in respect of TSFG Common Stock, or (iii) any distribution is made (or TSFG establishes a record date for such distribution which is prior to the

Effective Time) in respect of TSFG Common Stock other than a regular quarterly cash dividend consistent with past practice, proportionate adjustments shall be made to the Per Share Cash Consideration and the Per Share Stock Consideration.

(d)   At the Effective Time, all shares of PFC Common Stock that are owned directly or indirectly by PFC, TSFG or any of TSFG's Subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no stock of TSFG, cash or other consideration shall be delivered in exchange therefor. All shares of TSFG Common Stock that are owned by PFC (other than Trust Account Shares and DPC Shares) shall be cancelled.

2.5   Election Procedures.
(a)   An election form in such form as TSFG and PFC shall mutually agree (the "Election Form") shall be mailed concurrent with the Proxy Statement/Prospectus. Customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of PFC Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as TSFG and PFC shall mutually agree (the "Transmittal Materials") shall be mailed at least 35 days prior to the Election Deadline (as defined below) or on such other date as PFC and TSFG shall mutually agree (the "Mailing Date") to each holder of record of PFC Common Stock as of the close of business on the fifth business day prior to the Mailing Date (the "Election Form Record Date").

(b)   Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to elect to receive (i) the Per Share Stock Consideration in respect of all of such holder's PFC Common Stock ("Stock Election Shares"), (ii) the Per Share Cash Consideration in respect of all of such holder's PFC Common Stock ("Cash Election Shares"), (iii) the Per Share Stock Consideration in respect of that portion of such holder's shares of PFC Common Stock equal to the Stock Percentage, rounded to the nearest whole share (the "Mixed Stock Shares"), and the Per Share Cash Consideration in respect of that portion of such holder's shares of PFC Common Stock equal to the Cash Percentage, rounded to the nearest whole share (the "Mixed Cash Shares," and together with the Mixed Stock Shares, the "Mixed Election Shares"), or (iv) to make no election with respect to such holder's PFC Common Stock ("No Election Shares"). Any PFC Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., on the Election Deadline shall also be deemed to be "No Election Shares". The "Election Deadline" shall be 5:00 p.m. on the first business day following the date on which the PFC stockholder meeting at which this Agreement will be considered is called to occur (or such other date as TSFG and PFC may mutually agree).

(c)   TSFG shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of PFC Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and PFC shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d)   Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates (or customary affidavits and indemnification regarding the loss or destruction of such certificates or the guaranteed delivery of such certificates) representing all shares of PFC Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline and a replacement Election Form as to the applicable PFC Common Stock is not submitted prior to the Election Deadline, the shares of PFC Common Stock represented by such Election Form shall become No Election Shares and TSFG shall cause the certificates representing PFC Common Stock to be promptly returned without charge to the Person

6

submitting the Election Form upon written request to that effect from the holder who submitted the Election Form. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of TSFG regarding such matters shall be binding and conclusive. None of PFC, TSFG or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e)   Within ten business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, TSFG shall cause the Exchange Agent to effect the allocation among the holders of PFC Common Stock of rights to receive TSFG Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i)   <u>Cash Election Shares and Mixed Cash Shares More Than Total Cash Amount</u>. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is greater than the Total Cash Amount, then:

(A) all Mixed Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

(B) the Exchange Agent shall then select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(C) the Cash Election Shares that are not Stock Designated Shares and all Mixed Cash Shares will be converted into the right to receive the Per Share Cash Consideration.

(ii)   <u>Cash Election Shares Plus Mixed Cash Shares Less Than Total Cash Amount</u>. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is less than the Total Cash Amount, then:

(A) all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration,

(B) the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, by a pro rata selection process, a sufficient number of shares ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

(C) the Stock Election Shares and the No Election shares that are not Cash Designated Shares and all Mixed Stock Shares shall be converted into the right to receive the Per Share Stock Consideration.

(iii)   <u>Cash Election Shares and Mixed Cash Shares Equal to Total Cash Amount</u>. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares and the Mixed Cash Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares and Mixed Cash Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares, Mixed Stock Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

(f)   The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by TSFG and PFC.

2.6   TSFG Common Stock. Except for shares of TSFG Common Stock owned by PFC (other than Trust Account Shares and DPC Shares), which shall be cancelled as contemplated by Section 2.4 hereof, the shares of TSFG Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

2.7   Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation of TSFG, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of TSFG, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.8   Directors and Executive Officers. At and after the Effective Time, the directors of TSFG shall consist of all of the directors of TSFG serving immediately prior to the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The executive officers of TSFG immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

2.9   TSFG to Make Shares Available. At or prior to the Effective Time, TSFG shall deposit, or shall cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II, (i) certificates representing the shares of TSFG Common Stock to be issued pursuant to Section 2.4 and Section 2.10(a) in exchange for outstanding shares of PFC Common Stock, (ii) such cash as shall be necessary to pay the Per Share Cash Consideration in accordance with Section 2.4 and 2.10(a) hereof, and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 2.10(e) hereof. Such cash and certificates for shares of TSFG Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."

2.10   Exchange of Shares.
(a)   As soon as practicable after the Effective Time, and in any event within seven business days after the Effective Time, or otherwise as may be agreed upon by the parties, the Exchange Agent shall mail to each holder of record of PFC Stock Certificates at the Effective Time, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the PFC Stock Certificates shall pass, only upon delivery of the PFC Stock Certificates, to the Exchange Agent, and (ii) shall be subject to the reasonable approval of PFC) and instructions for use in effecting the surrender of the PFC Stock Certificates in exchange for Merger Consideration. Upon surrender of PFC Stock Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such PFC Stock Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of TSFG Common Stock which such holder of PFC Common Stock became entitled to receive pursuant to the provisions of Article II hereof and (y) a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the PFC Stock Certificates surrendered pursuant to the provisions of Article I hereof, and the PFC Stock Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of PFC Stock Certificates.
(b)   No dividends or other distributions declared after the Effective Time with respect to TSFG Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered PFC Stock Certificate until the holder thereof shall surrender such PFC Stock Certificate in accordance with this Article II. After the surrender of a PFC Stock Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of TSFG Common Stock represented by such PFC Stock Certificate.

(c)   If any certificate representing shares of TSFG Common Stock is to be issued in a name other than that in which the PFC Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the PFC Stock Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of TSFG Common Stock in any name other than that of the registered holder of the PFC Stock Certificate surrendered, or required for any other reason connected to such transfer, or shall establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d)   After the Effective Time, there shall be no transfers on the stock transfer books of PFC of the shares of PFC Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, PFC Stock Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of TSFG Common Stock, as provided in this Article II.

(e)   Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of TSFG Common Stock shall be issued upon the surrender for exchange of PFC Stock Certificates, no dividend or distribution with respect to TSFG Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of TSFG. In lieu of the issuance of any such fractional share, TSFG shall pay to each former stockholder of PFC who otherwise would be entitled to receive a fractional share of TSFG Common Stock an amount in cash determined by multiplying (i) the Fair Market Value by (ii) the fraction of a share of TSFG Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.4 hereof.

(f)   Any portion of the Exchange Fund that remains unclaimed by the stockholders of PFC for twelve months after the Effective Time shall be paid to TSFG. Any stockholders of PFC who have not theretofore complied with this Article II shall thereafter look only to TSFG for payment of the Per Share Consideration and/or the unpaid dividends and distributions on the TSFG Common Stock deliverable in respect of each share of PFC Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of TSFG, PFC, the Exchange Agent or any other person shall be liable to any former holder of shares of PFC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)   In the event any PFC Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such PFC Stock Certificate to be lost, stolen or destroyed and the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such PFC Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed PFC Stock Certificate the Per Share Consideration deliverable in respect thereof pursuant to this Agreement.

2.11   [Reserved]

2.12   Stock Options and Restricted Stock.
(a)   At the Effective Time, each option granted by PFC under the PFC Option Plans, which is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of PFC Common Stock and shall be converted automatically into a fully-vested option to purchase shares of TSFG Common Stock in an amount and at an exercise price determined as provided below (and in accordance with the terms of the applicable PFC Option Plan), the agreements evidencing grants thereunder, and any other agreements between PFC and an optionee regarding PFC Options):

(1)   the number of shares of TSFG Common Stock to be subject to the new option shall be equal to the product of the number of shares of PFC Common Stock subject to the original option immediately prior to the Effective Time and the Per Share Stock Consideration, provided that any fractional shares of TSFG Common Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(2)   the exercise price per share of TSFG Common Stock under the new option shall be equal to the exercise price per share of PFC Common Stock under the original option immediately prior to the Effective Time divided by the Per Share Stock Consideration, provided that such exercise price shall be rounded up to the nearest cent.

(b)   Immediately prior to the Effective Time, each restricted stock award granted by PFC that is held by any PFC employee or director will be deemed fully vested, all restrictions deemed to lapse and all performance conditions deemed fully achieved.

(c)   Prior to the Effective Time, TSFG shall reserve for issuance the number of shares of TSFG Common Stock necessary to satisfy TSFG's obligations under this Section. TSFG shall file with the SEC no later than ten business days after the Effective Time, a registration statement on an appropriate form under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of TSFG Common Stock subject to options to acquire TSFG Common Stock issued pursuant to this Section, and shall use its best efforts to maintain the current status of the prospectus contained therein, as well as comply with applicable state securities or "blue sky" laws, for so long as such options remain outstanding; provided, however, that TSFG shall only be required to file and maintain the effectiveness of such registration statement with respect to options that are eligible to be registered on a Form S-8.

(d)   Prior to the Effective Time, TSFG and PFC shall take all such steps as may be required to cause any acquisitions of TSFG equity securities (including derivative securities with respect to any TSFG equity securities) and dispositions of PFC equity securities (including derivative securities with respect to any PFC equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to TSFG or who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to PFC, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE III
DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

3.1   Disclosure Schedules. Prior to the execution and delivery of this Agreement, PFC has delivered to TSFG, and TSFG has delivered to PFC, a schedule (in the case of PFC, the "PFC Disclosure Schedule," and in the case of TSFG, the "TSFG Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of PFC, or Article V, in the case of TSFG, or to one or more of such party's covenants contained in Article VI (it being understood and agreed that (i) if an item is properly set forth in one PFC Disclosure Schedule, it shall be deemed to be set forth in any other relevant PFC Disclosure Schedule, and (ii) if an item is properly set forth in one TSFG Disclosure Schedule, it shall be deemed to be set forth in any other relevant TSFG Disclosure Schedule); provided, however, that notwithstanding anything in this Agreement to the contrary (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect with respect to either PFC or TSFG, respectively.

3.2   Standards. No representation or warranty of PFC contained in Article IV or of TSFG contained in Article V shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of PFC, or Article V, in the case of TSFG, has had or would have a Material Adverse Effect with respect to PFC or TSFG, respectively.

3.3   Subsidiaries. Where the context permits, "TSFG" shall refer to TSFG and each of its Subsidiaries and "PFC" shall refer to PFC and each of its Subsidiaries.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Article III, PFC hereby represents and warrants to TSFG as follows:

4.1   Corporate Organization. (a) PFC is a bank holding company duly organized, validly existing and in good standing under the laws of the State of Florida. PFC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Articles of Incorporation and Bylaws of PFC, copies of which have previously been made available to TSFG, are true and correct copies of such documents as in effect as of the date hereof.

(b)   Each Subsidiary of PFC is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of PFC has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of PFC that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.

(c)   PFC has no, and since December 31, 1998 PFC has not had any, Subsidiaries other than those listed in Section 4.1(c) of the PFC Disclosure Schedule, all of which are 100% owned. PFC neither owns nor controls, directly or indirectly 5% or more of the outstanding equity securities, either directly or indirectly, of any Person.

(d)   Except as set forth on Section 4.1(d) of the PFC Disclosure Schedule, the minute books of PFC contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2001 of its stockholders and Board of Directors (including committees of the Board of Directors).

4.2   Capitalization. The authorized capital stock of PFC consists of 5,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of the date hereof, (1) there are 2,274,610 shares of PFC Common Stock issued and outstanding, (2) no shares of preferred stock outstanding, and (3) 297,000 shares of PFC Common Stock held by PFC as treasury stock. Except as set forth on Section 4.2 of the PFC Disclosure Schedule, as of the date hereof, there were no shares of PFC Common Stock reserved for issuance for any reason or purpose. All of the issued and outstanding shares of PFC Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth on Section 4.2 of the PFC Disclosure Schedule, PFC does not have and is not bound by any outstanding Rights calling for the purchase or issuance of any shares of PFC Common Stock or any other equity security of PFC or any securities representing the right to purchase or otherwise receive any shares of PFC Common Stock or any other equity security of PFC. On September 30, 2004, PFC had approximately 148 shareholders of record.

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4.3   Authority. PFC has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of PFC. The Board of Directors of PFC has directed that this Agreement and the transactions contemplated hereby be submitted to PFC's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of PFC's stockholders, no other corporate proceedings on the part of PFC are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PFC and (assuming due authorization, execution and delivery by TSFG) this Agreement constitutes a valid and binding obligation of PFC, enforceable against PFC in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

4.4   Consents and Approvals. Except for (a) the filing with the SEC of the S-4, including the proxy statement/prospectus therein relating to the meeting of PFC's stockholders to be held in connection with the transactions contemplated herein (the "Proxy Statement/Prospectus") and to register the shares of TSFG Common Stock to be issued in connection with the transactions contemplated hereto (including the shares of TSFG Common Stock to be issued in connection with the new options referred to in Section 2.11 hereof and the SEC's declaration of the effectiveness of the S-4, (b) the approval of this Agreement by the requisite vote of the stockholders of PFC, (c) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (d) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law (the "State Banking Approvals") and (e) any consents or approvals listed in Section 4.4 of the PFC Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by PFC in connection with (1) the execution and delivery by PFC of this Agreement or (2) the consummation by PFC of the Merger and the other transactions contemplated hereby.

4.5   No Violations. Except as may be set forth in Section 4.5 of the PFC Disclosure Schedule, neither the execution and delivery of this Agreement by PFC, nor the consummation by PFC of the transactions contemplated hereby, nor compliance by PFC with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of PFC, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to PFC or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of PFC under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PFC is a party, or by which it or its properties or assets may be bound or affected.

4.6   SEC Reports. PFC has previously made available to TSFG a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by PFC with the SEC pursuant to the Securities Act or the Exchange Act (the "PFC Reports") and (b) communication mailed by PFC to its shareholders since December 31, 2001, and no such PFC Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. PFC has timely filed all PFC Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2001, and each such PFC Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.

4.7 <u>Regulatory Reports</u>. PFC has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of PFC, no Regulatory Agency has initiated any proceeding or, to the knowledge of PFC, investigation into the business or operations of PFC since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of PFC.

4.8 <u>Financial Statements</u>. PFC has previously made available to TSFG (1) copies of the balance sheets of PFC as of December 31 for the fiscal years 2002 and 2003, and the related statements of earnings, stockholders' equity and cash flows for the fiscal years 2001 through 2003, inclusive, as reported in PFC's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 with the SEC under the Exchange Act, accompanied by the audit report of Hacker, Johnson & Smith, P.A., independent public accountants with respect to PFC, and (2) copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of PFC at and for the quarters ended March 31, 2003 and June 30, 2003 as reported in PFC's Quarterly Reports on Form 10-Q for such quarters filed with the SEC under the Exchange Act, and will make available on or before November 14 2004 copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of PFC at and for the three months ended September 30, 2004 (collectively, the "PFC Financial Statements"). Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, the PFC Financial Statements fairly present the financial position of PFC as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of PFC for the respective fiscal periods or as of the respective dates therein set forth. Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, each of the PFC Financial Statements (including the related notes, where applicable) complies, and PFC's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and PFC's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of PFC have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

4.9 <u>Broker's Fees</u>. Neither PFC nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that PFC has engaged, and will pay a fee or commission to Keefe, Bruyette & Woods ("KBW") in accordance with the terms of a letter agreement between KBW and PFC, a true and correct copy of which has been previously made available by PFC to TSFG.

4.10 <u>Absence of Certain Changes or Events</u>. (a) Except as disclosed in any PFC Report filed with the SEC prior to the date hereof, since December 31, 2003, (i) there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on PFC, and (ii) PFC has carried on its business in the ordinary course of business consistent with past practices.

(b) Except as may be set forth in Section 4.10(b) of the PFC Disclosure Schedule, since December 31, 2003 and solely with respect to executive officers (senior vice president or above) and PFC directors, PFC has not (1) increased the base salary, incentive compensation targets, or pension benefits, or materially increased other fringe benefits or perquisites payable to any such person from the amount thereof in effect as of December 31, 2003, (2) granted any severance or termination pay to any such person or entered into any contract to make or grant any severance or termination pay to such person, (3) paid any bonus to any such person or (4) entered into any employment- or compensation-related agreement with any such person.

4.11   Legal Proceedings. Except as disclosed in any PFC Report, (a) PFC is not a party to any, and there are no pending or, to PFC's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against PFC or challenging the validity or propriety of the transactions contemplated by this Agreement and (b) there is no injunction, order, judgment or decree imposed upon PFC or its assets.

4.12   Taxes. PFC has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of PFC (in accordance with GAAP) for all material Taxes shown to be due on such Tax Returns other than taxes (a) which (x) are not yet delinquent or (y) are being contested in good faith and set forth in Section 4.12 of the PFC Disclosure Schedule and (b) which have not been finally determined. (i) As of the date hereof PFC has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) as of the date hereof, with respect to each taxable period of PFC, the federal and state income Tax Returns of PFC have not been audited by the IRS or appropriate state tax authorities.

4.13   Employees. (a) Section 4.13(a) of the PFC Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA; "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by PFC, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with PFC would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of PFC, any Subsidiary or any ERISA Affiliate (the "Plans"). No Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(b)   PFC has heretofore made available to TSFG with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document; (ii) the annual report (Form 5500 Series) for such Plan for each of the last two years, (iii) the most recent determination letter from the IRS for such Plan and (iv) the most recent summary plan description and related summaries of material modifications.

(c)   Each of the Plans is in compliance with the applicable provisions of the Code and ERISA; each of the Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS; neither PFC nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan within the meaning of section 4001(a)(3) of ERISA and no Plan is a multiple employer plan within the meaning of Section 413 of the Code; and there are no pending, or to the knowledge of PFC, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

(d)   Since December 31, 2003, PFC has not (i) suffered any strike, work stoppage, slow-down, or other labor disturbance, (ii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iii) had any union organizing activities.

(e)   Section 4.13(e) of the PFC Disclosure Schedule sets forth all employment contracts, plans, programs, agreements or other benefits that PFC is a party to or bound by and which could be subject to Section 280G of the Code.

4.14   PFC Information. The information relating to PFC which is provided to TSFG by PFC for inclusion in the registration statement on Form S-4 (the "S-4") in which the Proxy Statement/Prospectus will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (to the extent it relates to PFC) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

4.15   Compliance with Applicable Law. PFC holds, and at all times during the past three years has held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to PFC, and PFC has not received notice of any violations of any of the above.

4.16   Certain Contracts. (a) Except as set forth in Section 4.16(a) of the PFC Disclosure Schedule, PFC is not a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from TSFG, PFC, the Surviving Corporation or any of their respective Subsidiaries to any officer, director, employee or consultant of PFC, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date hereof, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $50,000 per annum, or (v) which materially restricts the conduct of any line of business by PFC. Each contract, arrangement, commitment or understanding of the type described in this Section 4.16(a), whether or not set forth in Section 4.16(a) of the PFC Disclosure Schedule, is referred to herein as a "PFC Contract." PFC has previously delivered or made available to TSFG true and correct copies of each contract, arrangement, commitment or understanding of the type described in this Section 4.16(a).

(b)   Each PFC Contract is valid and binding and in full force and effect, (ii) PFC has performed all obligations required to be performed by it to date under each PFC Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of PFC under any PFC Contract, and (iv) no other party to any PFC Contract is, to the knowledge of PFC, in default in any respect thereunder.

4.17   Agreements with Regulatory Agencies. Except as may be set forth in Section 4.17 of the PFC Disclosure Schedule, PFC is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.17 of the PFC Disclosure Schedule, a "Regulatory Agreement"), nor any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has PFC been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

4.18   Environmental Matters. Except as may be set forth in Section 4.18 of the PFC Disclosure Schedule:

(a)   PFC and, to the knowledge of PFC, each of the Loan Properties, are in compliance with all Environmental Laws.

(b)   There is no suit, claim, action or proceeding, pending or, to the knowledge of PFC, threatened, before any Governmental Entity or other forum in which PFC, any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by PFC or any Loan Property.

(c)   To the knowledge of PFC, during the period of (x) PFC's ownership or operation of any of its current or former properties or (y) PFC's interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of PFC, prior to the period of (x) PFC's ownership or operation of any of its current or former properties or (y) PFC's interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property or Loan Property.

4.19   Opinion. Prior to the execution of this Agreement, PFC has received an opinion from KBW to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the stockholders of PFC is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date hereof.

4.20   Approvals. As of the date hereof, PFC knows of no fact or condition relating to PFC that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.

4.21   Loan Portfolio. (a) PFC is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees or interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $100,000, under the terms of which the obligor was, as of September 30, 2004, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater stockholder of PFC, or to the knowledge of PFC, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.21 of the PFC Disclosure Schedule sets forth (i) all of the Loans of PFC that as of September 30, 2004, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) each asset of PFC that as of September 30, 2004, was classified as "Other Real Estate Owned" and the book value thereof.

(b)   Each Loan in original principal amount in excess of $100,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

4.22   Property. Except as set forth in Section 4.22 of the PFC Disclosure Schedule, PFC has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of PFC as of December 31, 2003 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date hereof, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which PFC, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and PFC is not, nor, to the knowledge of PFC, is any other party thereto, in default thereunder.

4.23   Reorganization. As of the date hereof, PFC has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

4.24   State Takeover Laws and Charter Provisions. PFC has taken all necessary action to exempt the transactions contemplated by this Agreement from any restrictive provision of (i) any applicable moratorium, control share, fair price, business combination, or other anti-takeover laws and regulations, or (ii) the Articles of Incorporation or Bylaws of PFC.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF TSFG

Subject to Article III, TSFG hereby represents and warrants to PFC as follows:

5.1   Corporate Organization. (a) TSFG is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina. TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. TSFG is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of TSFG, copies of which have previously been made available to PFC, are true and correct copies of such documents as in effect as of the date hereof.

(b)   Each Subsidiary of TSFG is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of TSFG that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.

(c)   The minute books of TSFG contain true and correct records of all meetings and other corporate actions held or taken since December 31, 2001 of its stockholders and Board of Directors (including committees of its Board of Directors).

5.2   Capitalization. The authorized capital stock of TSFG consists of 200,000,000 shares of TSFG Common Stock and 10,000,000 shares of preferred stock, no par value per share ("TSFG Preferred Stock"). As of the date hereof, there were approximately 70,990,199 shares of TSFG Common Stock and no shares of TSFG Preferred Stock issued and outstanding, and no shares of TSFG Common Stock held in TSFG's treasury. All of the issued and outstanding shares of TSFG Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of TSFG Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

5.3   Authority; No Violation. (a) TSFG has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of TSFG, and no other corporate proceedings on the part of TSFG are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by TSFG and (assuming due authorization, execution and delivery by PFC) this Agreement constitutes a valid and binding obligation of TSFG, enforceable against TSFG in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

(b)   Neither the execution and delivery of this Agreement by TSFG, nor the consummation by TSFG of the transactions contemplated hereby, nor compliance by TSFG with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of TSFG, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TSFG or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of TSFG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TSFG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.4   Consents and Approvals. Except for (a) the filing of applications and/or notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC and declaration of effectiveness of the S-4, (c) the filing of the Articles of Merger with the Florida Secretary of State and the South Carolina Secretary of State, (d) the State Banking Approvals, including a merger application pursuant to Chapter 655 of the Florida Code of Laws, (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of TSFG Common Stock pursuant to this Agreement, and (g) approval of the listing of the TSFG Common Stock to be issued in the Merger on the NASDAQ/NMS, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by TSFG in connection with (1) the execution and delivery by TSFG of this Agreement and (2) the consummation by TSFG of the Merger and the other transactions contemplated hereby.

5.5   SEC Reports. TSFG has previously made available to PFC a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 2001 by TSFG with the SEC pursuant to the Securities Act or the Exchange Act (the "TSFG Reports") and (b) communication mailed by TSFG to its shareholders since December 31, 2001, and no such TSFG Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. TSFG has timely filed all TSFG Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 2001, and each such TSFG Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.

5.6   Regulatory Reports. TSFG has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2001 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of TSFG, no Regulatory Agency has initiated any proceeding or, to the knowledge of TSFG, investigation into the business or operations of TSFG since December 31, 2001. There is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of TSFG.

5.7   Financial Statements. TSFG has previously made available to PFC (1) copies of the consolidated balance sheets of TSFG and its Subsidiaries as of December 31 for the fiscal years 2002 and 2003 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the fiscal years 2001 through 2003, inclusive, as reported in TSFG's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to TSFG, and (2) copies of unaudited consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows of TSFG at and for the quarters ended March 31, 2003 and June 30, 2003 as reported in TSFG's Quarterly Reports on Form 10-Q for such quarters filed with the SEC under the Exchange Act, and will make available on or before November 9, 2004 copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of TSFG at and for the three months ended and September 30, 2004 (collectively, the "TSFG Financial Statements"). Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, the TSFG Financial Statements fairly present the financial position of TSFG as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of TSFG for the respective fiscal periods or as of the respective dates therein set forth. Subject, in the case of the unaudited statements, to audit adjustments reasonable in nature and amount, each of the TSFG Financial Statements (including the related notes, where applicable) complies, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of TSFG have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

5.8   Broker's Fees. TSFG has not employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that TSFG has engaged Goldman Sachs in accordance with the terms of a letter agreement between Goldman Sachs and TSFG, a true and correct copy of which has been previously made available by TSFG to PFC.

5.9   Absence of Certain Changes or Events. Except as disclosed in any TSFG Report filed with the SEC prior to the date hereof, since December 31, 2003, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on TSFG.

5.10   Legal Proceedings. (a) Except as disclosed in any TSFG Report, neither TSFG nor any of its Subsidiaries is a party to any and there are no pending or, to TSFG's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TSFG or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)   There is no injunction, order, judgment or decree imposed upon TSFG, any of its Subsidiaries or the assets of TSFG or any of its Subsidiaries.

5.11   TSFG Information. The information relating to TSFG and its Subsidiaries to be contained in the Proxy Statement/Prospectus and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (except for such portions thereof that relate to PFC) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

5.12   Compliance with Applicable Law. TSFG and each of its Subsidiaries holds, and at all times during the past three years has held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to TSFG or any of its Subsidiaries and neither TSFG nor any of its Subsidiaries has received notice of any violations of any of the above.

5.13   Ownership of PFC Common Stock. Neither TSFG nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of PFC (other than Trust Account Shares).

5.14   Approvals. As of the date hereof, TSFG knows of no fact or condition relating to TSFG that would prevent all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) from being obtained.

5.15   Reorganization. As of the date hereof, TSFG has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

5.16   Agreements with Regulatory Agencies. Except as may be set forth in Section 5.16 of the TSFG Disclosure Schedule, neither TSFG nor any of its subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 5.16 of the TSFG Disclosure Schedule, a "Regulatory Agreement"), nor any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has TSFG or any of its subsidiaries been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

ARTICLE VI
COVENANTS RELATING TO CONDUCT OF BUSINESS

6.1   Covenants of PFC. During the period from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of TSFG, PFC shall carry on its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 6.1 of the PFC Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by TSFG, PFC shall not:
(a)   except for regular quarterly dividends of $0.09 consistent with past practice (provided that the declaration of the last quarterly dividend by PFC prior to the Effective Time and the payment thereof

shall be coordinated with TSFG so that holders of PFC Common Stock do not receive dividends on both PFC Common Stock and TSFG Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the PFC Common Stock or TSFG Common Stock received in the Merger in respect of such quarter), declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;

(b)   (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of PFC, or any securities convertible into or exercisable for any shares of the capital stock of PFC, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) except pursuant to Rights referenced on the PFC Disclosure Schedule, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing (including additional Rights similar to those set forth on the PFC Disclosure Schedule;

(c)   amend its Articles of Incorporation, Bylaws or other similar governing documents;

(d)   make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair or (ii) are in an amount of no more than $100,000;

(e)   enter into any new line of business;

(f)   acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings or in the ordinary course of business consistent with past practices;

(g)   take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(h)   change its methods of accounting in effect at December 31, 2003, except as required by changes in GAAP or regulatory accounting principles as concurred to by PFC's independent auditors;

(i)   (i) except as required by applicable law, as set forth in Section 7.8, or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, plan or policy between PFC or one or more of its current or former directors, officers or employees or any "affiliate" of any such person (as such term is used in Rule 12b-2 under the Exchange Act), or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares);

(j)   other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;

(k)   other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(l)   file any application to relocate or terminate the operations of any of its banking offices;

(m)   create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any contract, agreement or lease for goods, services or office space, involving payments thereunder by PFC in excess of $100,000 per year, to which PFC is a party or by which PFC or its properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;

(n)   take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(o)   agree to do any of the foregoing.

6.2   Covenants of TSFG. Except as otherwise contemplated by this Agreement or consented to in writing by PFC, TSFG shall not, and shall not permit any of its Subsidiaries to:

(a)   except for regular quarterly dividends consistent with past practice, declare or pay any dividends on or make any other distributions in respect of any of its capital stock;

(b)   take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in Article VIII not being satisfied;

(c)   take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));

(f)   take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or

(g)   agree to do any of the foregoing.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1   Regulatory Matters. TSFG, with the cooperation of PFC, shall promptly prepare and file with the SEC the S-4. Each of PFC and TSFG shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and PFC shall thereafter mail the Proxy Statement/Prospectus to its stockholders. TSFG shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

(b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). PFC and TSFG shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to PFC or TSFG, as the case may be, and any of TSFG's Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(c)   TSFG and PFC shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of TSFG, PFC or their Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d)   TSFG and PFC shall promptly furnish each other with copies of written communications received by TSFG or PFC, as the case may be, or any of their respective Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

7.2   Access to Information. (a) PFC and TSFG will each keep the other advised of all material developments relevant to their respective businesses, and to the consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, each party shall afford to representatives of the other party reasonable access, during normal business hours during the period prior to the Effective Time, to all of their respective properties, books, contracts, commitments and records, and during such period, shall make available all information concerning their respective businesses as may be reasonably requested (except that the parties shall take into account in determining the reasonableness of due diligence requests and the fact that TSFG is a public company which is substantially larger than PFC and that TSFG is issuing shares to PFC shareholders as compared to selling its business). The other provisions of this Section notwithstanding, neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law (including without limitation laws regarding exchange of information), rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date hereof.

(b)   All non-public information furnished to TSFG or PFC by the other party hereto pursuant to Section 7.2(a) (other than (i) information already in the receiving party's possession, or (ii) information that is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any of its directors, officers, employees, agents or advisors, or (iii) information that becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or its advisors, provided that such source is not known by the receiving party after due inquiry to be bound by a confidentiality agreement with or other obligation of secrecy to the disclosing party) shall be kept confidential, and the parties shall maintain, and shall cause each of their respective directors, officers, attorneys and advisors to maintain, the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

(c)   No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

7.3   Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby, neither PFC nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal.

(b)   Notwithstanding anything herein to the contrary, PFC and its Board of Directors and Representatives shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited written Acquisition Proposal by any such person, if and only to the extent that (a) PFC's Board of Directors concludes in good faith and consistent with its fiduciary duties to PFC's stockholders under applicable law that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal, (b) prior to providing any information or data to any person in connection with such Acquisition Proposal by any such person, PFC's Board of Directors receives from such person an executed confidentiality agreement, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, PFC's Board of Directors notifies TSFG promptly of any inquiries, proposals, or offers respecting such Acquisition Proposal received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers respecting such Acquisition Proposal.

(c)   PFC agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date hereof with any parties conducted heretofore with respect to any Acquisition Proposal.

7.4   Stockholder Meeting. PFC shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement. PFC shall, through its Board of Directors, subject to the fiduciary duties of such board (including those with respect to a Superior Proposal), recommend to its stockholders approval of this Agreement and such other matters as may be submitted to its stockholders in connection with this Agreement.

7.5   Legal Conditions to Merger. Each of TSFG and PFC shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party which is required to be obtained by PFC or TSFG in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

7.6   Affiliates. The parties shall cooperate to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of PFC to deliver to TSFG, as soon as practicable after the date hereof, a written agreement, in the form of Exhibit A hereto.

7.7   Nasdaq Listing. TSFG shall use its best efforts to cause the shares of TSFG Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS as of the Effective Time.

7.8   Employee Benefit Plans; Existing Agreements. (a) As of the Effective Time, the employees of PFC shall be eligible to participate in employee benefit plans and severance plans of TSFG or its Subsidiaries in which similarly situated employees of TSFG or its Subsidiaries participate, to the same extent that similarly situated employees of TSFG or its Subsidiaries participate (it being understood that inclusion of PFC's employees in TSFG's employee benefit plans may occur at different times with respect to different plans).

(b)   With respect to each TSFG pension and welfare benefit plan for which length of service is taken into account for any purpose (including TSFG's severance plan), service with PFC (or predecessor employers to the extent PFC provides past service credit) shall be treated as service with TSFG for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each TSFG welfare benefit plan shall waive pre-existing condition limitations to the same extent waived under the applicable PFC Plan. PFC's employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the TSFG welfare benefit plan.

(c)   As of the Effective Time, TSFG shall assume and honor and shall cause the appropriate Subsidiaries of TSFG to assume and to honor in accordance with their terms all written agreements listed in Section 4.13(a) of the PFC Disclosure Schedule (the "Benefit Agreements"). TSFG acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of PFC for all purposes under such agreements. The provisions of this Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.

(d)   Employees of PFC who are terminated by TSFG following the Closing shall receive severance benefits under the current terms of TSFG's severance plan.

7.9   Indemnification of PFC Directors and Officers. TSFG or a TSFG Subsidiary shall provide and keep in force for a period of six years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of PFC for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in PFC's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 200% of the annual premium payments on PFC's policy in effect as of December 31, 2003 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, TSFG shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount and PFC shall cooperate with TSFG in such efforts in all reasonable respects. Notwithstanding the foregoing, TSFG further agrees to indemnify all individuals who are or have been officers, directors or employees of PFC prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, to the extent that such indemnification is provided pursuant to the Articles of Incorporation or Bylaws of PFC on the date hereof and is permitted under the FBCA and SCBCA.

7.10   Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by TSFG or PFC.

7.11   Appointment of Director. Effective as of the Effective Time, TSFG shall cause the Board of Directors of Mercantile Bank to be expanded by one member, and shall appoint R. Carl Palmer, Jr. (the "PFC Director") to fill the vacancy created by such increase.

7.12   Pointe Bank Board. For at least three years following Closing, TSFG shall cause each individual who is currently serving as a director of PFC (other than the PFC Director), if such persons are willing to so serve, to be elected or appointed as Mercantile Bank Advisory Board members. Service on the Mercantile Bank Advisory Board shall be deemed to be service with TSFG for the purpose of any options held under any PFC Option Plan and PFC's existing Director Deferred Compensation Plan.

7.13   Accounting Matters. PFC shall cooperate with TSFG concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account TSFG's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) PFC's lending, investment or asset/liability management policies; provided, that any action taken pursuant to this Section 7.14 shall not be deemed to constitute or result in the breach of any representation or warranty of PFC contained in this Agreement.

7.14   Employment Agreements.
(a) TSFG acknowledges and agrees that the Merger will constitute Change in Control, as defined in the employment protection agreements listed in Section 7.14(a) of the PFC Disclosure Schedule ("EP Agreements") and pursuant to the EP Agreements, TSFG shall (1) pay, or cause to be paid, immediately prior to the Effective Time or if necessary, as soon as practicable following the Effective Time, a lump sum amount in accordance with the EP Agreements listed in Section 7.14(a) of the PFC Disclosure Schedule and (2) provide for continuation of benefits to the extent applicable as set forth in the EP Agreements listed in Section 7.14(a) of the PFC Disclosure Schedule. This Section 7.14(a) is intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Employment Agreements.

(b) TSFG shall assume and honor and shall cause the appropriate Subsidiaries of TFSG to assume and honor in accordance with their terms all written agreements listed on Section 7.14(b) of the PFC Disclosure Schedule (the "TSFG Employment Agreement(s)"). This Section 7.14(b) is intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any TSFG Employment Agreement.

7.15   Tax Opinion. TSFG and PFC shall use their respective reasonable best efforts to obtain the tax opinion contemplated by Section 8.1(f).

7.16   Exemption from Section 16. Prior to the Effective Time, the Board of Directors of TSFG, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of PFC who may become a covered person of TSFG for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder ("Section 16") of TSFG Common Stock or options to acquire TSFG Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

7.17   Execution and Authorization of Bank Merger Agreement. Prior to the Effective Time, (a) TSFG shall (i) cause the Board of Directors of Mercantile Bank to approve a merger agreement providing for the merger of Pointe Bank into Mercantile Bank (the "Bank Merger Agreement"), (ii) cause Mercantile Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Mercantile Bank, and (b) PFC shall (i) cause the Board of Directors of Pointe Bank to approve the Bank Merger Agreement, (ii) cause Pointe Bank to execute and deliver the Bank Merger Agreement, and (iii) approve the Bank Merger Agreement as the sole stockholder of Pointe Bank.

ARTICLE VIII
CONDITIONS PRECEDENT

8.1   Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)   Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of PFC Common Stock under applicable law.

(b)   Listing of Shares. The shares of TSFG Common Stock which shall be issued to the stockholders of PFC upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS.

(c)   Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").

(d)   S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(e)   No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger (an "Injunction") shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

(f)   Federal Tax Opinion. TSFG and PFC shall have received a written opinion from Hogan & Hartson, LLP, counsel to PFC ("PFC's counsel"), in form and substance reasonably satisfactory to TSFG and PFC, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective

Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, PFC's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of TSFG, PFC and others, reasonably satisfactory in form and substance to such counsel. If Hogan & Hartson L.L.P. does not render such opinion, this condition may be satisfied if other legal counsel selected by PFC and reasonably acceptable to TSFG renders such opinion, relying on such representations and covenants.

       8.2   <u>Conditions to Obligations of TSFG.</u> The obligation of TSFG to effect the Merger is also subject to the satisfaction or waiver by TSFG at or prior to the Effective Time of the following conditions:

       (a)   <u>Representations and Warranties</u>. (i) Subject to Section 3.2, the representations and warranties of PFC set forth in this Agreement (other than those set forth in Section 4.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the PFC Approval Date as though made on and as of the PFC Approval Date; and (ii) the representations and warranties of PFC set forth in Section 4.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the PFC Approval Date as though made on and as of the PFC Approval Date. TSFG shall have received a certificate signed on behalf of PFC by the Chief Executive Officer or the Chief Financial Officer of PFC to the foregoing effect no later than five business days after the PFC Approval Date.

       (b)   <u>Performance of Obligations of PFC</u>. PFC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TSFG shall have received a certificate signed on behalf of PFC by the Chief Executive Officer or the Chief Financial Officer of PFC to such effect.

       (c)   <u>Conditions Met</u>. TSFG shall have received a certificate of an executive officer of PFC stating that to his knowledge, each of the conditions set forth in this Article VIII applicable to PFC have been met.

       8.3   <u>Conditions to Obligations of PFC</u>. The obligation of PFC to effect the Merger is also subject to the satisfaction or waiver by PFC at or prior to the Effective Time of the following conditions:

       (a)   <u>Representations and Warranties</u>. (i) Subject to Section 3.2, the representations and warranties of TSFG set forth in this Agreement (other than those set forth in Section 5.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of TSFG set forth in Section 5.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. PFC shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to the foregoing effect.

       (b)   <u>Performance of Obligations of TSFG</u>. TSFG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PFC shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to such effect.

       (c)   <u>Conditions Met</u>. PFC shall have received a certificate of an executive officer of TSFG stating that to his knowledge, each of the conditions set forth in this Article VIII applicable to TSFG have been met.

ARTICLE IX
TERMINATION AND AMENDMENT

       9.1   <u>Termination</u>. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of PFC:

       (a)   by mutual consent of PFC and TSFG in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b)   by either TSFG or PFC upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;

(c)   by either TSFG or PFC if the Merger shall not have been consummated on or before the later of (i) June 30, 2005, or (ii) if the S-4 is given a full review by the SEC, July 31, 2005, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)   by either TSFG or PFC if the approval of the stockholders of PFC required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;

(e)   by either TSFG or PFC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by PFC) or Section 8.3(a) (in the case of a breach of representation or warranty by TSFG);

(f)   by either TSFG or PFC (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or

(g)   by PFC, in the event that the Board of Directors of PFC determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to PFC and to PFC's shareholders under applicable law; provided, however, that the Board of Directors of PFC may terminate this Agreement pursuant to this Section 9.1(g) solely in order to concurrently enter into a letter of intent, agreement in principle or an acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(g) only after the fifth day following TSFG's receipt of written notice advising TSFG that the Board of Directors of PFC is prepared to accept a Superior Proposal, and only if, during such five-day period, if TSFG so elects, PFC and its advisors shall have negotiated in good faith with TSFG to make such adjustments in the terms and conditions of this Agreement as would enable PFC to proceed with the transactions contemplated herein on such adjusted terms.

9.2   Effect of Termination.

(a)   In the event of termination of this Agreement by either TSFG or PFC as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b)   If PFC terminates this Agreement pursuant to Section 9.1(g), PFC shall pay to TSFG a termination fee equal to $3.5 million (the "Termination Fee Amount") by wire transfer of same day funds on the date of termination.

(c)   In the event that an Acquisition Proposal with respect to PFC shall have been made known to PFC and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of PFC, and thereafter (x) this Agreement is terminated by either TSFG or PFC pursuant to either (i) Section 9.1(c) hereof and prior to such termination the stockholders of PFC shall not have previously approved the Merger, or (ii) Section 9.1(d) hereof as a result of the failure of the stockholders of PFC to approve the Merger, and (y) within twelve months of such termination (A) PFC enters into any Acquisition Agreement providing for any transaction described in clause (i)(a) or clause (i)(b) of the definition of "Superior Proposal.," other than any such transaction involving a merger, consolidation or similar transaction as to which the common stockholders of PFC immediately prior thereto own in the aggregate more than 50% of the common stock of the surviving or transferee corporation or its publicly-held parent corporation immediately following consummation thereof, or (B) any person shall acquire beneficial ownership of or the right to acquire 25% or more of the outstanding shares of PFC Common Stock, then upon the first occurrence of either of the events contemplated by clause (y) PFC shall pay TSFG a termination fee equal to the Termination Fee Amount by wire transfer of same day funds.

(d)   PFC agrees that the agreements contained in Section 9.2(b) and 9.2(c) are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

9.3   Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either PFC or TSFG; provided, however, that after any approval of the transactions contemplated by this Agreement by PFC's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to PFC stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.4   Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X
GENERAL PROVISIONS

10.1   Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the Effective Date.

10.2   Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive

TSFG or PFC (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any third party, including, without limitation, any shareholder or former shareholder of either TSFG or PFC.

10.3   Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

10.4   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied, mailed by registered or certified mail (return receipt requested) or delivered by an express courier to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to TSFG, to:

The South Financial Group, Inc.
104 S. Main St.
Greenville, SC 29601
Attention: William P. Crawford, Jr., Executive Vice President

and

(b) if to PFC, to:

Pointe Financial Corporation
2185 Powerline Road
Boca Raton, Florida 33433
Attention: R. Carl Palmer, Jr., Chief Executive Officer

with a copy to:

Hogan & Hartson, LLP
1111 Brickell Avenue
Miami, Florida 33131
Attention: Parker D. Thomson, Esq.

10.5   Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.6   Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

10.7   Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina, without regard to any applicable conflicts of law, except to the extent that various matters under this Agreement must be necessarily governed by Florida corporate law.

10.8   Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.9   Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the Nasdaq Stock Market so long as this Agreement is in effect, neither TSFG nor PFC shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

10.10   Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein or under Sections 7.8, 7.9, 7.12, 7.14 and 7.16, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, TSFG and PFC have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


THE SOUTH FINANCIAL GROUP, INC.


By: <u>/s/ William S. Hummers III</u>
           Name: William S. Hummers III
           Title: Executive Vice President


POINTE FINANCIAL CORPORATION


By: <u>/s/ R. Carl Palmer, Jr.</u>
           Name: R. Carl Palmer, Jr.
           Title: Chief Executive Officer


32


EXHIBIT A

_____, 2005

The South Financial Group, Inc.
102 S. Main Street
Greenville, South Carolina 29601

Gentlemen:

I have been advised that I might be considered to be an "affiliate" of Pointe Financial Corporation, a Florida corporation (the "Company"), for purposes of paragraphs (c) and (d) of Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act").

The South Financial Group, Inc., a South Carolina corporation ("TSFG") and the Company have entered into an Agreement and Plan of Merger, dated as of October 27, 2004 (the "Merger Agreement"), pursuant to which, among other things, the Company will merge with and into TSFG (the "Transaction"). Upon consummation of the Transaction, I will receive shares of common stock, $1.00 par value per share, of TSFG ("TSFG Common Stock"). This agreement is hereinafter referred to as the "Letter Agreement."

A.   I represent and warrant to, and agree with, TSFG as follows:

1.   I have read this Letter Agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, pledge, transfer or otherwise dispose of shares of TSFG Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

2.   I shall not make any offer, sale, pledge, transfer or other disposition in violation of the Act or the rules and regulations of the SEC thereunder of the shares of TSFG Common Stock I receive pursuant to the Transaction.

B.   I understand and agree that:

1.   I have been advised that any issuance of shares of TSFG Common Stock to me pursuant to the Transaction will be registered with the SEC. I have also been advised, however, that, because I maybe an "affiliate" of the Company at the time the Transaction will be submitted for a vote of the stockholders of the Company and my disposition of such shares has not been registered under the Act, I must hold such shares indefinitely unless (i) such disposition of such shares is subject to an effective registration statement and to the availability of a prospectus under the Act, (ii) a sale of such shares is made in conformity with the provisions of Rule 145(d) under the Act or (iii) in an opinion of counsel, in form and substance reasonably satisfactory to TSFG, some other exemption from registration is available with respect to any such proposed disposition of such shares.

2.   Stop transfer instructions will be given to the transfer agent of TSFG with respect to the shares of TSFG Common Stock I receive pursuant to the Transaction in connection with the restrictions set forth herein, and there will be placed on the certificate representing shares of TSFG Common Stock I receive pursuant to the Transaction, or any certificates delivered in substitution therefor, a legend stating in substance:

1

"The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act"), applies and may only be sold or otherwise transferred in compliance with the requirements of Rule 145 or pursuant to a registration statement under the Act or an exemption from such registration."

3.   Unless a transfer of my shares of TSFG Common Stock is a sale made in conformity with the provisions of Rule 145(d), or made pursuant to an effective registration statement under the Act, TSFG reserves the right to put an appropriate legend on the certificates issued to my transferee.

4.   I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse occupying my home, (iii) any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporation or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

5.   I agree that at the time that I make an offer to or otherwise sell, pledge transfer or dispose of any TSFG Common Stock that I own after the Transaction, I will notify my broker, dealer or nominee in whose name my shares are held or registered that such TSFG Common Stock is subject to this Letter Agreement.

6.   Execution of this Letter Agreement should not be construed as an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms. It is also understood and agreed that this Letter Agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth in Paragraph B.2. above shall be lifted and the legend set forth in Paragraph B.2 above shall be removed forthwith from the certificate or certificates representing my shares of TSFG Common Stock upon the delivery by the undersigned to TSFG of a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to TSFG, or other evidence reasonably satisfactory to TSFG, to the effect that a transfer of my shares of TSFG Common Stock will not violate the Act or any of the rules and regulations of the SEC thereunder.

This Letter Agreement shall be binding on my heirs, legal representative and successors.

Very truly yours,

_____
Name:

Accepted this_____ day of_____ , 2005

The South Financial Group, Inc.

By: _____
Name: William S. Hummers III
Title: Executive Vice President

2

Exhibit 99.1

   

104 South Main Street
Greenville, SC 29601
864.255.4919

21845 Powerline Road
Boca Raton, FL 33433
561-368-6300

*NEWS RELEASE*_____

Date: October 27, 2004

Release Time: Immediate

THE SOUTH FINANCIAL GROUP TO ACQUIRE POINTE FINANCIAL; STRATEGIC OPPORTUNITY TO EXPAND FLORIDA FRANCHISE

GREENVILLE, SC and BOCA RATON, FL – The South Financial Group, Inc. (Nasdaq/NM: TSFG) and Pointe Financial Corporation (Nasdaq/NM: PNTE) announced today a definitive agreement in which TSFG will acquire PNTE and its subsidiaries, headquartered in Boca Raton, Florida. Pointe will complement TSFG's existing locations in the Broward/Dade/Palm Beach county area by adding approximately $316 million in deposits, $276 million in loans, and 10 additional banking locations. Post merger, Pointe's operations will be conducted through TSFG's Florida banking subsidiary, Mercantile Bank.

"We are pleased with the opportunity to selectively and steadily expand our Florida presence with a quality institution like Pointe Financial," said Mack I. Whittle, Jr., President and Chief Executive Officer of The South Financial Group. "After increasing the size of our franchise initially in northern and central Florida, this opportunity is a natural progression that strengthens our existing small presence in select markets of southern Florida. Pointe's experience in business banking will elevate our existing operations in this market. We remain committed to a consistent and disciplined acquisition strategy that adds value to our footprint, provides attractive internal rates of return, is accretive to earnings in the first full year, and importantly, is aligned with our three year plan."

The acquisition, which is subject to approval by regulatory authorities and by Pointe Financial shareholders, is expected to close in the second quarter of 2005. The merger is expected to be cash and GAAP accretive to TSFG earnings beginning in 2006 and have minimal impact on immediate capital levels.

Under the terms of the definitive agreement, which has been unanimously approved by both boards of directors, TSFG will issue fixed consideration of 2,554,022 shares of TSFG common stock and $24,493,075 in cash for all outstanding PNTE shares, calculated on a fully diluted basis. PNTE shareholders will have the right to elect to receive cash, TSFG common stock, or a mixture of cash and TSFG stock. Without giving effect to any elections, this equates to $9.50 cash and 0.9906 TSFG shares for each fully diluted PNTE share. Based on the $31.70 closing price of TSFG common stock on Wednesday, October 27, 2004, the transaction is valued at $40.90 per PNTE share.

R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer of PNTE, said, "We are very enthusiastic about the opportunity to join The South Financial Group and make a positive contribution. Our companies have complementary skills in the way our talented and dedicated people serve customers and contribute to our communities. We share a focus of delivering exceptional service to small and medium-sized businesses and the professional community. Together, our experienced and knowledgeable people will provide even more winning solutions and deepen relationships with customers."

With the completion of this merger, Mercantile Bank is expected to have 63 branches, approximately $5.3 billion in assets, and the #14 deposit market share in Florida. The South Financial Group entered Florida in 1999 with the acquisition of Citizens First National and a de novo branch in Jacksonville. Pointe represents The South Financial Group's 7th acquisition in Florida. With the Pointe merger, the South Financial Group's Florida deposits represent 43% of TSFG's total deposits.

The South Financial Group is a financial services company headquartered in Greenville, South Carolina, which had total assets of approximately $13.7 billion at September 30, 2004. TSFG operates two primary subsidiary banks, Carolina First Bank and Mercantile Bank, which conduct operations through approximately 153 branch offices in South Carolina, Florida and North Carolina. Mercantile Bank operates in Florida, principally in the Jacksonville, Orlando and Tampa Bay markets. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina and North Carolina and on the Internet under the brand name, Bank CaroLine. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may also be found at The South Financial Group's website: www.thesouthgroup.com.

2

Transaction Summary[1]

Fixed merger consideration:	2.554 mm TSFG shares + $24.5 mm cash

Implied price per share / transaction value:[2]

Based on October 14 TSFG closing price – (agreement in principle date)	$37.25 / $92.0 mm
Based on 30-day average TSFG close	$38.19 / $94.5 mm
Based on October 27 TSFG close	$40.90 / $101.5 mm

Exchange ratio per share (x) /cash ($):[3]	0.9906x / $9.50
Assumed cost saves:	30% of PNTE's core cash non-interest expense base
Anticipated merger-related charge:	$6.3 million

EPS accretion / (dilution):

2006 GAAP	0.8%
2006 Cash	1.1%
Internal rate of return:	18%
Break-up fee:	$3.5 million
Due diligence:	Completed
Required approvals:	Regulatory, PNTE's shareholders
Board representation:	1 PNTE director to join Mercantile Bank Board of Directors
Expected closing:	Q2 2005

Notes:
1. This summary is qualified in its entirety by the definitive Agreement and Plan of Merger, a copy of which will be filed with the Securities and Exchange Commission.
2. Total transaction value, net of aggregate option proceeds to be received by TSFG upon exercise of PNTE options.
3. Calculated by dividing each of the total number of TSFG shares being issued (2,554,022) and the total cash being paid ($24,493,075) by the total PNTE shares outstanding on a fully diluted basis (2,578,258).

3

Conference Call / Webcast Information

The South Financial Group will host a conference call on Thursday, October 28, 2004 at 9:00 a.m. (ET) to discuss the acquisition of PNTE and answer analyst questions. It will also provide a live webcast of the call, which may be accessed through The South Financial Group's Internet site at www.thesouthgroup.com under the Investor Relations tab. Additional material information, including forward-looking statements such as future projections, may be discussed during the presentation. To participate in the conference call, please call 1-888-405-5393 or 1-484-630-4135 using the access code "The South." A 7-day rebroadcast of the call will be available via 1-866-360-7726 or 1-203-369-0178. The South Financial Group will also provide a copy of the presentation in the Investor Relations section of its website.

Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management in the conference call, include, but are not limited to, factors which may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. However, such performance involves risks and uncertainties, such as market deterioration, that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from TSFG's actual results, see TSFG's Annual Report on Form 10-K for the year ended December 31, 2003. The South Financial Group undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.

The foregoing may be deemed to be offering materials of TSFG in connection with TSFG's proposed acquisition of PNTE, on the terms and subject to the conditions in the Agreement and Plan of Merger, dated October 27, 2004, between TSFG and PNTE. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC"). Shareholders of PNTE and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which TSFG will file with the SEC in connection with the proposed merger because it will contain important information about TSFG, PNTE, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from TSFG and PNTE as follows: Marsha L. Smunt, Director of Investor Relations, The South Financial Group, 104 South Main Street, Greenville, SC 29601, Phone: (864) 255-4919, marsha.smunt@thesouthgroup.com; R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer, Pointe Financial Corporation, 21845 Powerline Road, Boca Raton, Florida 33433, Phone: (561) 368-6300, RCPalmer@pointebank.com.

In addition to the proposed registration statement and proxy statement/prospectus, TSFG and PNTE file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TSFG or PNTE at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TSFG's and PNTE's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

CONTACTS:

      Marsha L. Smunt, TSFG Director of Investor Relations (864) 255-4919
      R. Carl Palmer, Jr., PNTE Chairman, President and CEO (561) 368-6300

END

4

Exhibit 99.2

PRESS RELEASE

TODAY'S DATE: October 28, 2004

RELEASE DATE: Immediate

(Nasdaq: PNTE)
POINTE FINANCIAL CORPORATION REPORTS
RESULTS AND DIVIDEND FOR THIRD QUARTER OF 2004

BOCA RATON, FLORIDA - October 28, 2004 – Pointe Financial Corporation reported consolidated net income for the three months ended September 30, 2004 of $756,000 or net income per share of $.33 basic and $.32 diluted, compared to net income of $713,000 or net income per share of $.32 basic and $.31 diluted for the comparable period in 2003. The increase in the Company's third quarter net income results primarily from an increase in net interest income. Average interest earning assets during the quarter increased to $366.0 million, from $313.3 million for the same period in 2003. The average balance of interest bearing liabilities also increased to $261.6 million from $234.5 million for the same period last year. Net interest margin for the third quarter of 2004 was 4.42%, compared to 4.38% for the same period last year.

The consolidated net income for the nine months ended September 30, 2004, were $2.414 million or net income per share of $1.07 basic and $1.02 diluted compared to net income of $1.750 million or net income per share of $.79 basic and $.77 diluted for the comparable period in 2003. The increase in the Company's net income results primarily from an increase in net interest income. Average interest earning assets during the nine-month period increased to $347.5 million, from $310.0 million for the same period in 2003. The average balance of interest bearing liabilities also increased to $252.6 million from $234.0 million for the same period last year. Net interest margin for the nine months ended September 30, 2004 was 4.45%, compared to 4.22% for the same period last year.

Pointe Financial Corporation's consolidated total assets at September 30, 2004, were $428.9 million, as compared to $348.7 million at December 31, 2003, an increase of $80.2 million, or 23.0%. The Company's loans net of reserves at September 30, 2004, were at $276.4 million compared to $253.4 million at December 31, 2003, an increase of $23.0 million, or 9.1%. Total deposits at September 30, 2004 were $315.6 million compared to $263.9 million at December 31, 2003, a $51.7 million increase, or 19.6%. The Company's stockholders' equity at September 30, 2004, increased to $36.9 million as compared to $34.9 million at December 31, 2003.

R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer, stated, "The Company continues to benefit from our commitment to relationship banking. Our deposits have grown over $51.7 million during the year. The growth, primarily in the transaction accounts, is highlighted by the increase of over $27.0 million in our demand accounts. The Company's loan portfolio has increased a net $23.0 million, or 9.1% through the year. Our credit quality continues to improve characterized by the record low levels of problem loans. At September 30, 2004, we had less than $120,000 of non-performing assets."

The Board of Directors declared a quarterly dividend payment of nine cents ($.09) per share of Pointe Financial Corporation Common Stock. The dividend will be paid on December 1, 2004 to shareholders of record as of November 12, 2004.

Pointe Financial Corporation's subsidiary, Pointe Bank, operates ten full service commercial banking offices located in Palm Beach, Broward and Miami-Dade Counties. Earlier today, the Company announced a merger agreement with The South Financial Group, Inc. of Greenville, South Carolina. That transaction is subject to customary conditions, including Pointe shareholder and regulatory approvals.

This document contains certain forward-looking statements relating to present or future trends or factors affecting the banking industry and specifically the operations, markets and products of the Company. Actual results could differ materially from those projected and may be affected by changing events and trends that have influenced the Company's assumptions, but that are beyond the control of the Company. These trends and events include changes in the interest rate environment, expected cost savings, anticipated growth in the Company's newly established or augmented sources of noninterest income, changes in the domestic and foreign business environments and securities markets and changes in the regulatory authorities and policies affecting the Company. Additional information on other factors that could affect the financial results of the Company is included in the Company's filings with the Securities and Exchange Commission.

CONTACT: R. Carl Palmer, Jr., Chairman, President and Chief Executive Officer, or Bradley R. Meredith, Chief Financial Officer, of Pointe Financial Corporation, phone: (561) 368-6300.

POINTE FINANCIAL CORPORATION
RESULTS FOR 3RD QUARTER 2004

SELECTED FINANCIAL DATA
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

STATEMENT OF CONDITION - SUMMARY	SEP 30 2004 (unaudited)	DEC 31 2003 (audited)	SEP 30 2003 (unaudited)	% CHANGE SEP 30 2004-2003	% CHANGE DEC 31/2003 SEP 30/2004
TOTAL ASSETS	428,895	348,714	349,361	22.8 %	23.0 %
LOANS, NET OF ALLOWANCE	276,411	253,415	247,571	11.7 %	9.1 %
ALLOWANCE FOR LOAN LOSSES	3,320	3,441	3,438	-3.4 %	-3.5 %
OTHER INTEREST BEARING ASSETS	32,711	602	14,623	123.7 %	5333.7 %
SECURITIES	96,982	69,344	64,875	49.5 %	39.9 %
DEPOSITS	315,607	263,866	257,225	22.7 %	19.6 %
TIME DEPOSITS	80,203	75,535	79,788	0.5 %	6.2 %
OTHER BORROWINGS	71,381	45,925	53,598	33.2 %	55.4 %
STOCKHOLDERS' EQUITY	36,895	34,917	34,547	6.8 %	5.7 %
BOOK VALUE PER SHARE	$ 16.22	$ 15.50	$ 15.34	5.7 %	4.6 %
TANGIBLE BOOK VALUE PER SHARE	$ 14.99	$ 14.18	$ 13.99	7.2 %	5.7 %

AVERAGE BALANCES			
Loans	266,464	233,521	228,332
Securities	74,719	69,582	67,765
Other Earning Assets	6,305	12,314	13,883
Total Assets	368,079	333,636	327,618
Demand Deposits	75,204	58,681	56,193
Savings and NOW Deposits	34,563	27,616	26,629
Money Market Deposits	86,318	79,711	77,558
Time Deposits	77,916	82,100	83,724
Other Borrowings	53,815	47,628	46,111
Non-interest bearing Liabilities	4,574	4,292	4,112
StockHolders' Equity	35,689	33,608	33,291

	NINE MONTHS ENDED			THREE MONTHS ENDED		
EARNINGS SUMMARY	SEP 30 2004	SEP 30 2003	% CHANGE 04 TO 03	SEP 30 2004	SEP 30 2003	% CHANGE 04 TO 03
NET INTEREST INCOME	11,594	9,807	18.2 %	4,048	3,432	18.0 %
PROVISION FOR LOAN LOSS	215	(100)	-315.0 %	-	(200)	-100.0 %
NON INTEREST INCOME	2,580	2,484	3.9 %	722	791	-8.7 %
NON INTEREST EXPENSE	10,421	9,833	6.0 %	3,654	3,358	8.8 %
EXTRAORDINARY ITEM	0	0	0.0 %	-	0	0.0 %
NET INCOME	2,414	1,750	37.9 %	756	713	6.0 %
AVERAGE SHARES OUTSTANDING	2,265,888	2,223,346	1.9 %	2,274,403	2,243,567	1.4 %
AVERAGE DILUTED SHARES OUTSTANDING	2,366,979	2,284,810	3.6 %	2,380,883	2,325,930	2.4 %
BASIC EARNINGS PER SHARE	$ 1.07	$ 0.79	35.4 %	$ 0.33	$ 0.32	3.1 %
DILUTED EARNINGS PER SHARE	$ 1.02	$ 0.77	32.47 %	$ 0.32	$ 0.31	3.3 %

SELECTED RATIO'S	NINE MONTHS ENDED SEP 30		YR END DEC 31
	2004	2003	2003
NET INCOME TO:			
AVERAGE ASSETS	0.87 %	0.71 %	0.75 %
AVERAGE EQUITY	9.02 %	7.01 %	7.42 %
NET INTEREST INCOME TO AVERAGE INTEREST EARNING ASSETS	4.45 %	4.22 %	4.25 %
INTEREST RATE SPREAD	4.02 %	3.73 %	3.78 %
NON INTEREST INCOME TO AVERAGE ASSETS	0.93 %	1.01 %	0.97 %
NON INTEREST EXPENSE TO AVERAGE ASSETS	3.77 %	4.00 %	3.92 %
RATIO OF AVERAGE INTEREST-EARNING ASSETS TO			
AVERAGE INTEREST-BEARING LIABILITIES	1.38	1.32	1.33
NONPERFORMING LOANS AND REO TO TOTAL ASSETS AT END OF PERIOD	0.03 %	0.13 %	0.21 %
RESERVES AS A PERCENTAGE OF NONPERFORMING LOANS AND REO	2789.92 %	757.27 %	472.02 %
LOAN LOSS RESERVE RATIO	1.19 %	1.37 %	1.34 %
TIER I CAPITAL TO TOTAL ASSETS - LEVERAGE RATIO	7.86 %	8.79 %	8.99 %